Mealthy, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
40000 Sales	
41000 Amazon US Sales	0.00
41000-1 Multipot - 6 Quart	5,539,258.60
41000-2 Multipot - 8 Quart	0.00
41000-3 Hand Blender	50,406.70
41000-4 Spiralizer	415,295.10
41000-9 Misc Products	80,595.45
41000-b Rebates	-78,095.61
41000-c Returns	-188,830.74
41000-d Shipping Revenue	84,983.49
Total 41000 Amazon US Sales	**5,903,612.99**
43000 Website/Shopify Sales	0.00
43000-1 Multipot - 6 Quart	202,731.70
43000-2 Multipot - 8 Quart	30,953.70
43000-3 Hand Blender	2,126.95
43000-4 Spiralizer	1,753.35
43000-5 CrispLid	0.00
43000-9 Misc Products	16,481.15
43000-b Shopify Rebates	-2,350.93
43000-c Shopify Returns	-7,986.01
Total 43000 Website/Shopify Sales	**243,709.91**
45000 Wholesale Sales	
45000-1 Multipot - 6 Quart	61,888.27
45000-2 Multipot - 8 Quart	640.00
45000-5 Spiralizer	108,516.00
45000-a Misc Products	4,000.00
Total 45000 Wholesale Sales	**175,044.27**
Total 40000 Sales	**6,322,367.17**
Total Income	**$6,322,367.17**
Cost of Goods Sold	
50000 Cost of Goods Sold	
51000 Cost of Goods Sold	
51100 Cost of Goods Sold Amazon	2,743,728.12
51200 Cost of Goods Sold Website	114,864.99
51300 Cost of Goods Sold Wholesale	357,456.00
Total 51000 Cost of Goods Sold	**3,216,049.11**

Mealthy, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
54000 Freight	734,728.84
Total 50000 Cost of Goods Sold	**3,950,777.95**
Total Cost of Goods Sold	**$3,950,777.95**
GROSS PROFIT	**$2,371,589.22**
Expenses	
60000 Operating Expenses	
60100 Advertising & Marketing	
60110 Advertising	
60110-1 Amazon Ads	197,623.56
60110-2 Facebook Ads	49,480.14
60110-3 Google Ads	45,305.51
60110-4 Instagram Ads	36.00
60110-5 Pinterest Ads	11,052.58
60110-6 Advertising - Other	10,512.37
60110-7 Apple Ads	16,985.72
Total 60110 Advertising	**330,995.88**
60120 Sales & Marketing	
60120-1 Marketing Contractors	76,416.81
60120-2 Public Relations	28,500.00
60120-3 Tradeshow & Events	5,391.00
60120-4 Video/Photo Services	184,595.79
60120-5 Marketing - Other	43,312.07
60120-7 Marketing - Blog	59,544.10
Total 60120 Sales & Marketing	**397,759.77**
Total 60100 Advertising & Marketing	**728,755.65**
60700 Research & Development	
60710 Product Development	329,465.13
60720 Recipe Development	213,995.23
60730 App Development	109,700.00
60740 Website Development	330,342.77
60760 R&D Supplies	4,681.36
Total 60700 Research & Development	**988,184.49**
61000 Personnel	
61600 Contractors	198,866.05
Total 61000 Personnel	**198,866.05**
62000 Travel & Entertainment	
62110 Meals & Entertainment	826.63
62120 Travel	18,145.61
Total 62000 Travel & Entertainment	**18,972.24**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
65000 Office/General Administrative Expenses	
65010 Legal Fees	29,129.55
65020 Insurance	
65020-2 Workers Comp	1,663.00
65020-3 Insurance - Other	1,635.22
Total 65020 Insurance	**3,298.22**
65060 Bank Charges & Fees	
65060-1 Bank Charges	7,726.22
65060-2 PayPal Fees	355.58
65060-3 Fraud	538.67
Total 65060 Bank Charges & Fees	**8,620.47**
65100 Finance & Admin	
65120 Accounting	8,500.00
65130 Finance	7,500.00
Total 65100 Finance & Admin	**16,000.00**
65320 Tech Fees	
65320-2 SaaS	39,675.59
Total 65320 Tech Fees	**39,675.59**
65410 Shipping, Freight & Delivery	65,672.48
65420 Office Expense	15,821.53
65430 Office Supplies	3,122.85
65500 Rent & Lease	
65500-1 Rent	52,057.23
65500-3 Realtor Fees	3,960.00
Total 65500 Rent & Lease	**56,017.23**
65530 Utilities	1,279.36
65540 Telephone & Internet	6,352.02
Total 65000 Office/General Administrative Expenses	**244,989.30**
68000 Website Selling Fees	
68000-1 Amazon FBA Fees	1,069,996.92
68000-2 Amazon Fees - Other	-225.89
68000-3 Amazon Selling Fees	1,035,014.60
68000-4 Shopify Selling Fees	6,668.59
Total 68000 Website Selling Fees	**2,111,454.22**
Total 60000 Operating Expenses	**4,291,221.95**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
83000 Misc Expenses	
83250 Other Business Taxes	1,875.18
Total 83000 Misc Expenses	**1,875.18**
Total Expenses	**$4,293,097.13**
NET OPERATING INCOME	**$ -1,921,507.91**
Other Income	
86000 Interest Income	0.15
Total Other Income	**$0.15**
Other Expenses	
Unrealized Gain or Loss	0.00
83300 Exchange Rate Adjustment	1,095.82
Total Other Expenses	**$1,095.82**
NET OTHER INCOME	**$ -1,095.67**
NET INCOME	**$ -1,922,603.58**